Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

At 1:00 p.m. Eastern time on October 25, 211, Ecolab Inc. used the following slides in a live webcast to review earnings for the third quarter ended September 30, 2011 and future guidance.  The presentation slides will be available to the public on Ecolab’s website at www.ecolab.com/investor.

1 Ecolab Third Quarter 2011 Earnings Teleconference Supplemental Data CLEANER. SAFER. HEALTHIER.

Cautionary Statement Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project," "may," "will," "intend," "plan," "believe," "target," "forecast" (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding delivered product costs; market share gains; end market trends; growth investments; margins; innovation; 2011 fourth quarter and full-year business results, including sales growth, sales volume, pricing, Europe transformation benefits and adjusted EPS; 2012 and 2013 business results, including sales and earnings growth and Europe transformation benefits; the benefits and timing of the Nalco merger, including closing of the merger; and growth strategies. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies' other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab filed with the SEC on August 31, 2011 in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. Cautionary Statement 2

Additional Information and Where to Find it Ecolab filed with the SEC on August 31, 2011 a registration statement on Form S-4 (commission file number 333-176601), as subsequently amended, that includes a joint proxy statement of Ecolab and Nalco and that also constitutes a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus may be obtained free of charge by accessing Ecolab's website at www.ecolab.com by clicking on the "Investor" link and then clicking on the "SEC Filings" link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco's website at www.nalco.com by clicking on the "Investors" link and then clicking on the "SEC Filings" link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary, and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab's directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco's directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed by Ecolab and Nalco with the SEC. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information 3

4 3Q Overview Reported sales +11%, adjusted EPS +14% to $0.75, reported EPS -12% at $0.65 Growth: Strong growth by Food & Beverage business in nearly all regions Latin America, Canada and Asia Pacific led robust geographic growth USC&S business metrics on-track, consistent with 2Q growth; 3Q sales comparisons reflect prior period product and customer rollouts (as highlighted on our call last year) and a reduction in U.S. distributor inventories Successful new business growth and new product introduction results Raw materials: Much higher than expected delivered product costs Forecast 3Q to be the peak, comparisons easing in 4Q Pricing gaining traction and will more than offset delivered product cost increases in 4Q Leverage: Strong acquisition performances Significant benefits from cost efficiency programs, particularly in Europe Strong growth and leverage combine to more than offset higher delivered product costs and drive double-digit adjusted EPS increase

5 Forecast 4Q 2011 Continue to drive market share gains, with accelerating organic sales Offset easing delivered product cost increases through volume, pricing and innovation Significant Europe transformation benefits margins Adjusted EPS* expected to be 15% to 18% over last year Close Nalco merger 2012 – 2013 Better expected results as two strong businesses come together, improving our ability to meet customer needs and deliver significant growth and cost synergies Europe transformation benefits accelerate Improving core end markets, emerging markets and growth investments drive business Note: * Excludes impact of the anticipated Nalco merger

6 3Q 2011 Income Statement

7 3Q 2011 Sales Growth Detail

8 3Q 2011 Income Statement Margins

9 3Q 2011 Balance Sheet / Cash Flow

10 Continue and Drive top line acceleration Market share growth through new customer acquisition Increase product penetration Continued investment in key growth markets and drivers Improve margins as pricing and innovation offset raw material increases Drive “total cost” innovation Targeted pricing Europe Transformation Margin improvement projects delivering ahead of plan Margin improvement expected to accelerate in both 2012 and 2013 M&A Nalco merger announcement bolsters our long-term growth opportunities and broadens customer solution set Growth Focus *Adjusted EPS exclude special gains and charges and discrete tax items, and excludes the impact of the anticipated Nalco merger

Nalco Merger Status Update Record date for shareholders meeting – October 11 Antitrust filings update All required countries filed U.S., Australia, Canada, Mexico, Russia, South Korea, Turkey clearances received Committed financing to close the deal completed Dedicated integration team assigned and planning underway Continue to project 4Q close 11

12 Summary 3Q 2011: strong adjusted earnings growth driven by solid sales performance despite significantly higher delivered product costs 4Q 2011: accelerating sales growth with adjusted EPS forecast to achieve 15% to 18% growth1 Full year 2011: expect 13% to 14% adjusted EPS growth1 with good momentum going into 2012 Positioned for better top and bottom line growth in 2012 and 2013 Continued key investments in business drivers and actions to drive Ecolab business Europe transformation work accelerates region’s profit growth Nalco merger strengthens ability to meet customer needs, yielding significant growth and cost synergy opportunities 1Excludes impact of the anticipated Nalco merger